FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of an Official Letter dated September 22, 2004, to the Chilean Securities and Exchange Commission, regarding the interim dividend payment No. 167.

Exhibit 99.1 Form 1 Series A

Exhibit 99.2 Form 1 Series B

Item 1.

Official Letter to the Chilean Securities and Exchange Commission, regarding the interim dividend payment No. 167

Santiago, September 22, 2004

TO: Mr. Superintendente de Valores y Seguros

FROM: General Counsel of the Board of Directors

Compañía de Telecomunicaciones de Chile S.A.

The Company informs that in the meeting hold on September 21, 2004, the Board of Directors agreed to distribute an interim dividend of Ch$130 per share, to be charged against net income for the year ended December 31, 2004.

The interim dividend N 167 will be paid on November 4, 2004. All shares registered in the Shareholders' Registry at October 28, 2004, that have the right according to law, will have the right to receive this dividend.

Form No. 1 of Circular No. 660 regarding dividend distribution is enclosed.

Yours faithfully,

Cristián Aninat Salas

General Counsel

Telefónica CTC Chile

Reported to the Chilean Securities and Exchange Commission on September 22, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer